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           LUMINENT, INC. ANNOUNCES PRICING OF INITIAL PUBLIC OFFERING


FOR IMMEDIATE RELEASE


Chatsworth, CA, November 9, 2000, Luminent, Inc. today announced that its initial public offering of 12,000,000 shares of common stock was priced at $12.00 per share. All of the shares are being offered by Luminent. Luminent's shares are expected to begin trading tomorrow on the Nasdaq National Market under the symbol "LMNE."

Luminent designs, manufactures and sells a comprehensive line of fiber optic components that enable communications equipment manufacturers to provide optical networking equipment for the rapidly growing metropolitan and access segments of the communications network. Luminent is a subsidiary of MRV Communications, Inc. (Nasdaq: MRVC).

Credit Suisse First Boston has lead managed the underwriting group, with CIBC World Markets, Robertson Stephens, U.S. Bancorp Piper Jaffray and First Security Van Kasper serving as the co-managers. The underwriters have a 30-day option to purchase up to 1,800,000 additional shares of common stock from Luminent to cover over-allotments, if any.

This press release is neither an offer to sell nor solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state. Offers may be made only by means of a prospectus.

A registration statement relating to these securities was filed with and declared effective by the Securities and Exchange Commission. Copies of the prospectus may be obtained from Credit Suisse First Boston 11 Madison Avenue, New York, NY 10010-3629, (212) 325-2000.

Contact:

Luminent - Diana Hayden - 818-886-6782